UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_______________________

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒            ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2012.

OR

☐           TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ___________ to ___________ .

Commission File Number 1-34020

A.            Full title of the plan and address of the plan, if different from that of the issuer named below:

MICREL, INC. 401(k) PLAN

B.            Name of issuer of the securities held pursuant to the plan and the address of its principle executive office:

MICREL, INCORPORATED
2180 Fortune Drive
San Jose, CA 95131

MICREL, INC. 401(k) PLAN

Report on Audit of Financial Statements
December 31, 2012

MICREL, INC. 401(k) PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Participants and Administrator of the
Micrel, Inc. 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the Micrel, Inc. 401(k) Plan (the Plan) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2012 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Burr Pilger Mayer, Inc.
San Jose, California
June 27, 2013

MICREL, INC. 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2012 and 2011
____________

	2012	2011

ASSETS

Investments, at fair value:
Registered investment companies	$52,622,457	$46,211,597
Money market funds	6,466,643	6,785,582
Employer common stock fund	537,484	580,193
Total investments at fair value	59,626,584	53,577,372
Notes receivable from participants	1,623,119	1,071,885
Employee contributions receivable	—	107,030
Employer contributions receivable	383,000	397,000
Total receivables	2,006,119	1,575,915
Net assets available for benefits	$61,632,703	$55,153,287

The accompanying notes are an integral part of these financial statements.

MICREL, INC. 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
for the year ended December 31, 2012
____________

Additions to net assets attributed to:
Investment income:
Net increase in fair value of investments	$4,244,904
Interest and dividend income	1,683,578

Total investment income	5,928,482

Interest on notes receivables from participants	65,724

Contributions and rollovers:
Participants’ salary deferrals	4,549,299
Employer contribution	256,819
Participant rollovers	484,255

Total contributions and rollovers	5,290,373

Total additions to net assets	11,284,579

Deductions from net assets attributed to:
Benefits paid to participants	4,794,953
Administrative expenses	10,210

Total deductions from net assets	4,805,163

Net increase in net assets	6,479,416

Net assets available for benefits:
Beginning of year	55,153,287

End of year	$61,632,703

The accompanying notes are an integral part of these financial statements.

MICREL, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
____________

1.	Description of the Plan

The following description of the Micrel, Inc. 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan agreement and summary plan description for a more complete description of the Plan's provisions.

General

The Plan, a defined contribution plan sponsored by Micrel, Inc. (the Company or Employer), intended to qualify under Section 401(a) and related provisions of the Internal Revenue Code (IRC), was established effective January 1, 1980 and was most recently restated effective February 8, 2010. The Plan is designed to provide participants with a means to defer a portion of their compensation for retirement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Plan Administration

The Company is the administrator of the Plan. As administrator, the Company has exclusive authority and responsibility for all matters in connection with the operation and administration of the Plan. Fidelity Management Trust Company (Fidelity) was the appointed trustee for the Plan effective February 2010, and acted at the direction of the Plan's administrator. The Company paid the majority of all necessary and proper expenses incurred in the administration of the Plan. Such expenses are primarily comprised of legal fees, auditing fees, and expenses relating to the maintenance of the Plan's records.

Eligibility

All non-excluded employees, as defined by the Plan, become eligible to participate in the Plan upon hire date. Participants of the Plan who have more than six months of service, as defined, are eligible to receive discretionary contributions from the Company based on the provisions of the Plan. Participants should refer to the Plan document for further detail on the Plan's eligibility provisions. The Plan includes automatic enrollment for all new employees, which will commence 30 days after hire date. Deferral contributions for employees entered under the automatic enrollment is 3% of eligible compensation. Eligible participants will automatically be enrolled into the Plan unless they elect to opt out by informing the Plan administrator.

Contributions

Annually, participants may elect to defer a portion of their pretax eligible compensation, as defined in the Plan, subject to certain IRC limitations. A participant may also contribute cash to the Plan in the form of a rollover contribution from another qualified employer-sponsored retirement plan. Employer contributions may be contributed at the discretion of the Company's board of directors. Effective September 30, 2011, the Employer profit sharing contributions made to the Plan are invested in the age appropriate Fidelity Freedom Funds and thereafter can be allocated within the Fidelity Freedom Funds by the participants. All of the existing employer profit sharing contributions in the Plan previously invested as directed by the Company were transferred into the Fidelity Freedom Funds based on the date of birth of participants and are now available for investment at the direction of the participants in their choices of the Fidelity Freedom Funds.

MICREL, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
____________

1.	Description of the Plan, continued

Contributions, continued

Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers money market funds, registered investment companies (i.e., mutual funds), and employer common stock as investment options for participants.

Participant Accounts

Each participant's account is credited with the participant's contribution and earnings thereon and an allocation of (a) the Company's contribution and earnings thereon, and charged with an allocation of administrative expenses, and (b) forfeitures of terminated participants' non-vested accounts. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the Company discretionary contributions portion of their accounts plus actual earnings thereon is based on years of continuous service as defined by the Plan. A participant is 100% vested after 6 years of credited service, vesting 20% per year after 2 years of credited service.

Payment of Benefits

Distributions and withdrawals are payable upon retirement, termination, financial hardship, disability, or death. If a participant's account balance is equal to or less than $1,000, the balance is distributed immediately in a lump-sum cash payment unless a direct rollover into another qualified benefit plan is requested. If the account balance is over $1,000, the participant can consent to either a distribution paid in the form of a lump-sum cash payment, a direct rollover into another qualified plan or may postpone payment to a later date and remain in the Plan as described in the Plan documents.

Notes Receivable from Participants

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Note receivable terms range from 1 to 5 years or up to 10 years for the purchase of a primary residence. The notes receivable are secured by the remaining balance in the participant's account and bear interest at rates that range from 4.25% to 10.50%, which are commensurate with local prevailing rates as determined by the Plan administrator. Principal and interest is paid ratably through monthly payroll deductions.

Forfeitures

Forfeitures shall be allocated to all participants eligible to share in the allocations in the same proportion that each participant's eligible compensation for the year bears to the eligible compensation of all participants for such year. These amounts will be used to reduce future employer contributions and/or administrative expenses. At December 31, 2012 and 2011, there were $149,597 and $236,473 in forfeited nonvested accounts, respectively. There was $1,500 in forfeitures applied to reduce administrative expenses and $132,192 was used to reduce employer profit sharing contributions during the Plan year ended December 31, 2012.

MICREL, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
____________

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America and ERISA. Contributions from participants are recorded when withheld from the participant. Benefit payments are recorded when paid.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are reflected on a trade date basis. Interest is recorded as earned on an accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable are reclassified as distributions based upon the terms of the Plan document.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits. Investment fees, which may vary according to the individual funds selected, are paid out of the assets of the Plan. Participants should refer to the prospectuses of the individual investment funds for further details on individual investment fees.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Recognition of Benefit Payments

Benefits are recorded when paid.

MICREL, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
____________

2.	Summary of Significant Accounting Policies, continued

Recently Issued Accounting Standards or Updates - Not Yet Adopted

In October 2012, the Financial Accounting Standards Board (FASB) issued an Accounting Standards Update (ASU) to amend the fair value measurement of investments in defined contribution pension plans to be reduced by brokerage commissions and other selling costs, if significant. This ASU is effective for reporting periods beginning after December 15, 2012, and is not expected to have a material impact on the Plan's financial statements.

3.	Fair Value Measurements

The Plan utilizes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1-Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2-Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3-Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

MICREL, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
____________

3.	Fair Value Measurements, continued

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2012 and 2011:

Employer common stock fund: Valued at the closing price reported on the active market on which the individual securities are traded.

Registered investment companies (mutual funds): Valued at the net asset value (NAV) of shares held by the Plan at year end; NAV is a quoted market price equal to the value of the assets owned by the fund, less liabilities, divided by the number of shares outstanding.

Money market funds: Valued at quoted market prices in an exchange and active market, which represents the net asset values of shares held by the Plan at year end.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2012 and 2011:

	Assets at Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total
Registered investment companies:
Target Date Fund	$12,103,796	$—	$—	$12,103,796
Large Growth	8,489,977	—	—	8,489,977
Intermediate-Term Bond	7,783,159	—	—	7,783,159
Mid Cap	7,300,045	—	—	7,300,045
Large Blend	5,738,252	—	—	5,738,252
Mid Cap Value	2,724,533	—	—	2,724,533
Mid Cap Growth	2,339,080	—	—	2,339,080
Foreign Large Blend	2,132,874	—	—	2,132,874
Small Growth	1,896,480	—	—	1,896,480
Intermediate Government	828,103	—	—	828,103
Diversified Emerging Markets	594,466	—	—	594,466
Retirement Income	447,739	—	—	447,739
Small Cap	243,953	—	—	243,953

Total registered investment companies	52,622,457	—	—	52,622,457
Money market funds	6,466,643	—	—	6,466,643
Employer common stock fund	537,484	—	—	537,484
Total assets at fair value	$59,626,584	$—	$—	$59,626,584

MICREL, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
____________

3.	Fair Value Measurements, continued

	Assets at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total
Registered investment companies:
Target Date Fund	$8,954,799	$—	$—	$8,954,799
Large Growth	7,854,532	—	—	7,854,532
Mid Cap	6,726,089	—	—	6,726,089
Intermediate-Term Bond	6,102,021	—	—	6,102,021
Large Blend	4,397,360	—	—	4,397,360
Mid Cap Growth	2,817,115	—	—	2,817,115
Mid Cap Value	2,792,051	—	—	2,792,051
Foreign Large Blend	1,977,233	—	—	1,977,233
Small Growth	1,938,415	—	—	1,938,415
Intermediate Government	937,068	—	—	937,068
Moderate Allocation	686,493	—	—	686,493
Diversified Emerging Markets	480,862	—	—	480,862
Retirement Income	351,200	—	—	351,200
Small Cap	196,359			196,359

Total registered investment companies	46,211,597	—	—	46,211,597
Money market funds	6,785,582	—	—	6,785,582
Employer common stock fund	580,193	—	—	580,193
Total assets at fair value	$53,577,372	$—	$—	$53,577,372

4.	Investments

The following presents the fair values of individual investments, representing five percent (5%) or more of the Plan's net assets at December 31, 2012 and 2011:

	2012		2011
Fidelity Retirement Money Market	$6,466,643		$6,785,582
Harbor Cap APPR Inv	$6,244,489		$5,737,878
Pimco Total Return Admin	$5,569,331		$4,445,686
Spartan 500 Index Inv	$4,500,825		$3,334,761
Fidelity Low Priced Stock	$3,709,354		$3,419,962
Spartan Extended Market Index Inv	$3,590,691		$3,306,127
Morgan Stanley Institutional Mid Cap
Growth Fund CL P	—	*	$2,817,115
Artisan Mid Cap Value	—	*	$2,792,051

* Less than 5% in current year

MICREL, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
____________

4.	Investments, continued

During 2012, the Plan's investments appreciated in value by $4,244,904 (including gains and losses on investments bought and sold, as well as held during the year) as follows:

Registered investment companies	$4,280,921
Employer common stock fund	(36,017)
$4,244,904

5.	Tax Status

The Plan uses a prototype plan document sponsored by Fidelity Management & Research Company. Fidelity Management & Research Company received an opinion letter from the Internal Revenue Service (IRS) dated March 31, 2008, which states that the prototype document satisfies the applicable provisions of the IRC. The Plan itself has not received a determination letter from the IRS. However, the Plan's management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRS. Therefore, no provisions for income tax have been included in the Plan's financial statements.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.

6.	Party-in-Interest and Related Party Transactions Status

As allowed by the Plan, participants may elect to invest their salary deferral contributions in the Company's common stock. Aggregate investment in the Company's common stock at December 31, 2012 and 2011 was as follows:

	Number of Shares	Fair Value
2012	56,472	$536,480
2011	57,290	$579,198

The Micrel Stock Fund invests primarily in the Company's common stock. The remainder of the Micrel Stock Fund, $1,004 and $995 at December 31, 2012 and 2011, respectively, is invested in a money market fund to allow for timely handling of exchanges, withdrawals and distributions.

Certain Plan investments are managed by Fidelity, the trustee of the Plan. Any purchases and sales of these funds are performed in the open market at fair value. Such transactions, while considered party-in-interest transactions under ERISA regulations, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions under ERISA.

MICREL, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
____________

7.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the full value of each participant's account shall become fully vested and nonforfeitable.

8.	Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits at December 31, 2012 and 2011:

	2012	2011
Net assets available for benefits per financial statements	$61,632,703	$55,153,287
Employee contributions receivable	—	(107,030)
Employer contributions receivable	(383,000)	(397,000)
Net assets available for benefits per Form 5500	$61,249,703	$54,649,257

The following is a reconciliation of income received per the financial statements to Form 5500 for the year ended December 31, 2012:

Net increase in net assets per financial statements	$6,479,416
2011 Employee contributions accrued on financial statements,
recorded in Form 5500 in 2012	107,030
2011 Employer contributions accrued on financial statements,
recorded in Form 5500 in 2012	397,000
2012 Employer contributions accrued on financial statements,
to be recorded in Form 5500 in 2013	(383,000)
Total net income per Form 5500	$6,600,446

9.	Subsequent Events

In accordance with accounting standards affecting disclosures of subsequent events, the Plan evaluated subsequent events for recognition and disclosure through the date which these financial statements were available to be issued. Management concluded that no material subsequent event has occurred since December 31, 2012 that requires recognition or disclosure in the financial statements.

MICREL, INC. 401(k) PLAN
Trust EIN: 94-2526744
Schedule H, Line 4i
Plan Number 001
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2012
____________

(a)	(b)	(c)	(e)
		Description of Investment, including
	Identity of Issuer, Borrower,	Maturity Date, Rate of Interest,	Current
	Lessor, or Similar Party	Collateral, Par, or Maturuity Value	Value

*	Fidelity Retirement Money Market	Money Market, various rates	$6,466,643
*	Micrel Stock Fund	Employer Common Stock Fund	537,484
	Harbor Cap APPR Inv	Mutual Fund	6,244,489
	Pimco Total Return Admin	Mutual Fund	5,569,331
*	Spartan 500 Index Adv	Mutual Fund	4,500,825
*	Fidelity Low Priced Stock K	Mutual Fund	3,709,354
*	Spartan Extended Market Index Adv	Mutual Fund	3,590,691
	Artisan Mid Cap Value	Mutual Fund	2,724,533
*	Fidelity Freedom K 2025	Mutual Fund	2,568,502
	Morgan Stanley Institutional Mid Cap
	Growth Fund CL P	Mutual Fund	2,339,080
*	Fidelity Freedom K 2020	Mutual Fund	2,254,661
*	Fidelity Fund K	Mutual Fund	2,245,488
	Vanguard Total Bond Market Sig	Mutual Fund	2,213,828
	Thornburg International Value R4	Mutual Fund	2,073,963
	Conestoga Small Cap	Mutual Fund	1,896,480
*	Fidelity Freedom K 2015	Mutual Fund	1,766,287
	MFS Value Fund Class R4	Mutual Fund	1,237,427
*	Fidelity Freedom K 2030	Mutual Fund	1,154,278
*	Fidelity Puritan K	Mutual Fund	959,827
*	Fidelity Freedom K 2000	Mutual Fund	869,743
*	Fidelity Freedom K 2035	Mutual Fund	832,199
*	Fidelity Government Income	Mutual Fund	828,103
*	Fidelity Freedom K 2010	Mutual Fund	759,189
	Lazard Emerging Markets Equity Instl	Mutual Fund	594,466
*	Fidelity Freedom Income K Fund	Mutual Fund	447,739
*	Fidelity Freedom K 2040	Mutual Fund	360,862
*	Fidelity Freedom K 2005	Mutual Fund	263,559
	Invesco US Small Cap Value A	Mutual Fund	243,950
*	Fidelity Freedom K 2045	Mutual Fund	177,542
*	Fidelity Freedom K 2050	Mutual Fund	132,435
*	Spartan International Index Adv	Mutual Fund	58,914
*	Fidelity Freedom K 2055	Mutual Fund	4,712
*	Participant Loans	Maturity 2013 to 2023 at interest rates of
		4.25% to 10.50%	1,623,119

*	Party-in-interest

SIGNATURE

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Micrel, Inc. 401(k) Plan Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MICREL, INC. 401(k) PLAN

Date: June 27, 2013	By:	/s/ Clyde R. Wallin

Clyde R. Wallin
Vice President, Finance and Human Resources and Chief Financial Officer

INDEX TO EXHIBITS

Exhibit No.	Description

23.1	Consent of Burr Pilger Mayer, Inc., Independent Registered Public Accounting Firm